

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Mail and Facsimile to (703) 848-8610

June 8, 2010

Douglas K. Thede, CFO
MicroStrategy Incorporated
1861 International Drive
McLean, VA 22102

      Re: MicroStrategy Incorporated
             Form 10-K for Fiscal Year Ended December 31, 2009
             Filed February 24, 2010
             File No. 000-24435

Dear Mr. Thede:

     We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Barbara C. Jacobs
                        Assistant Director